BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2018

1. **ORGANIZATION**

   Brighton Securities Corp. (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in 39 states. The Company, which maintains offices in Rochester, Hamburg and Batavia, New York, and Sarasota, Florida is an introducing broker and primarily earns commissions on the buying and selling of various financial instruments. The Company also provides corporate advisory and income tax preparation services. The Company's customers are primarily located in the Western New York area.

   Effective January 1, 2018, the Company became a wholly-owned subsidiary of Brighton Securities Holdings, Inc. (Holdings), a newly formed corporation, in connection with a corporate restructuring transaction (Note 9).

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

   Cash and Cash Equivalents – The Company considers all cash on hand, cash in banks and short-term investments with original maturities of three months or less to be cash equivalents for financial reporting purposes.

   Marketable Securities – Marketable securities are recorded at fair value based upon quoted market prices. Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to earnings on a trade date basis. The Company classifies its securities as trading securities; accordingly, realized and unrealized gains and losses are recorded in the statement of income.

   Receivables – Commissions receivable from brokers or dealers consist primarily of amounts due from the Company's clearing broker. Other receivables consist of various amounts due to the Company. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. As of the date of these financial statements, management believes that the accounts receivable are fully collectible. Accordingly, no allowance for doubtful accounts has been recorded.

   Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets (ranging from 5 to 39 years) is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

   Other Assets – Other assets consist of acquired intangibles, including customer lists and employment and non-solicitation agreements. At December 31, 2018, the amount stated in the accompanying statement of financial condition is reflected net of accumulated amortization of $509,206. Amortization expense totaled $60,582 for the year ended December 31, 2018. Amortization expense is expected to be approximately $57,117 for each of the two ensuing years.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Commission Income – Sales-based commission income is recorded on a trade-date basis as securities transactions occur. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

Investment Advisory and Management Fees – Investment advisory and management fee income is recorded over the period in which services are provided based upon average net assets under management in accordance with the respective investment management agreements.

Advertising – The costs of advertising are expensed in the period incurred. Advertising expense totaled $243,464 for the year ended December 31, 2018.

Income Taxes – Effective January 1, 2018, the Company became a taxable corporation and is included in the consolidated federal and state income tax returns of its parent corporation. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent corporation. Prior to this date, the Company was taxed as an S Corporation for federal and state income tax purposes whereby income was taxed at the individual owner level.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Such amounts are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is probable that the full benefit of the deferred tax assets will not be realized.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification No. 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. At December 31, 2018, management believes the Company had no uncertain tax positions that would require adjustment to the financial statements. The Company's income tax filings are subject to audit by various taxing authorities. Any interest and penalties assessed to the Company would be reflected as an operating expense. The Company is no longer subject to audit by tax authorities for years prior to 2016.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers: Topic 606* (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the cumulative effect approach. The implementation of the new standard did not have a material impact on the Company's measurement or recognition of revenue. Refer to Note 3 for further details.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2018

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (*Continued*)

   Recent Accounting Pronouncements (Continued) – In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement* (ASU 2018-13). ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact, if any, that ASU 2018-13 will have on its related disclosures.

   Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2019 and February 27, 2019, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. **REVENUE RECOGNITION**

   On January 1, 2018, the Company adopted ASU 2014-09 using the cumulative effect approach. There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018 since the implementation of the standard did not have a material impact on the Company's measurement or recognition of revenue.

   Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

   Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

   The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2018

3. **REVENUE RECOGNITION** *(Continued)*

Investment Advisory and Management Fees – The Company's investment advisory and management fees are earned over the period in which such services are provided. The related performance obligations are generally satisfied daily or monthly based on assets under management. The investment management and advisory fees are calculated based upon average monthly, weekly or quarterly net assets under management in accordance with the respective investment management agreements. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the funds. Any corresponding fees paid are included in operating expenses.

Tax Preparation Fees – The Company's tax preparation fees are earned over the period in which such services are provided. The related performance obligations are generally satisfied upon the preparation, acceptance and delivery of the related income tax returns.

4. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments consist of: cash and cash equivalents, marketable securities, receivables, and payables. At December 31, 2018, cash and cash equivalents, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements. The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2018, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2018

4. **FAIR VALUE OF FINANCIAL INSTRUMENTS** *(Continued)*

The following is a description of the valuation methodologies used for marketable securities measured at fair value:

- *Corporate debt securities* – Valued using recently executed transactions and market price quotations on active national exchanges.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Corporate debt securities	$ 1,434,066	$ -	$ -	$ 1,434,066
Others	17,161	-	-	17,161
	$ 1,451,227	$ -	$ -	$ 1,451,227

5. **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31:

Leasehold improvements	$ 968,783
Furniture and fixtures	202,030
Equipment	120,049
	1,290,862
Less: accumulated depreciation	(948,649)
	$ 342,213

Depreciation expense totaled $47,821 for the year ended December 31, 2018.

6. **LINE OF CREDIT**

The Company has an available line of credit facility with Key Bank providing for maximum borrowings of $3,000,000. Borrowings bear interest at the greater of the prime rate or the 1-month LIBOR rate plus 2.75% and are collateralized by substantially all of the Company's assets. Line of credit draws will convert to five or seven year term loans and will bear interest at either a fixed rate option equal to the Key Bank 5-year cost of funds plus 1.75%, or a variable rate option equal to the 30-day LIBOR rate plus 2.75% or the prime rate plus 0.25%. At December 31, 2018, there was no outstanding balance on this facility.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2018

7. NOTE PAYABLE

The Company had a non-interest bearing note payable in the original amount of $228,440 in connection with a non-solicitation agreement. The agreement requires quarterly installments of approximately $14,278 and matures in 2020. The outstanding balance of the note payable was $128,494 at December 31, 2018.

Future annual payments required under this agreement are as follows for the years ending December 31: 2019 - $71,382, and 2020 - $57,112.

8. INCOME TAXES

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities as if the Company were a separate taxpaying entity rather than a member of the parent corporation's consolidated income tax group.

The provision for income taxes consisted of the following for the year ended December 31, 2018:

Current:		
Federal	$	111,230
State		36,138
		147,368
Deferred:		
Federal		11,690
State		3,612
		15,302
	$	162,670

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is as follows for the year ended December 31, 2018:

Expected income tax expense at U.S. statutory tax rate	$	102,028
The effect of:		
State income taxes, net of U.S. federal benefit		24,948
Non-deductible expenses		8,627
Other		27,067
	$	162,670

At December 31, 2018, the Company had gross deferred income tax liabilities of approximately $15,302 resulting from temporary differences between the financial statement reporting and tax reporting of property and equipment and intangible assets. At December 31, 2018, accrued income taxes calculated on a separate company basis totaled $87,522 pursuant to the Company's tax sharing agreement with Holdings.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2018

9. **CORPORATE REORGANIZATION**

Effective January 1, 2018, the Company's stockholders executed a reorganization transaction whereby all of the outstanding shares of $0.01 par value Class A voting common stock and $0.01 par value Class B non-voting common stock were contributed to Brighton Securities Holdings, Inc., a newly formed corporation, in exchange for an equivalent number of shares of Holdings' $0.0001 par value Class A voting common stock and $0.0001 par value Class B non-voting common stock. As a result of this transaction, the Company became a wholly-owned subsidiary of Holdings.

In connection with this transaction, the Company transferred its related stock subscription notes receivable to Holdings and recorded an offsetting receivable, "due from Brighton Securities Holdings, Inc." on the accompanying statement of financial condition. The receivable will be repaid by Holdings in accordance with the same terms of the underlying stock subscription agreements. The underlying stock subscription agreements recorded on Holdings bear interest at rates ranging from 1% to 3% and require payments equal to 20%, 30% or 33% of each subscriber's respective dividend until the receivables are repaid in full. At December 31, 2018, the total balance of the due from Brighton Securities Holdings, Inc. was $461,089.

In conjunction with the reorganization, all of the Company's outstanding Class A voting common stock and Class B non-voting stock were combined into one class of $0.0001 par value common stock, of which there were 1,000 shares authorized, issued and outstanding at December 31, 2018. All of the Company's previously unissued shares of common stock were canceled and extinguished. The transaction resulted in a decrease of common stock of $3, a decrease in additional paid-in capital of $437,493, a decrease in retained earnings of $979,785, and a decrease in treasury stock of $1,417,281. The transaction had no overall net effect on the Company's stockholder's equity.

10. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,447,588, which was $1,347,588 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of .3799 to 1.

11. **RELATED PARTY TRANSACTIONS**

An officer of the Company maintains a 10% ownership interest in a real estate partnership that leases the Brighton office to the Company (Note 12). Additionally, the Company holds a note receivable with an officer as part of his employment contract whereby the note is forgiven by the Company pro rata for each year of completed service. At December 31, 2018, the related party note receivable totaled $16,200.

As stated in Note 9, at December 31, 2018, the Company had a receivable from Holdings of $335,009. Additionally, as stated in Note 8, the Company had income taxes payable of $87,522 in accordance with its tax sharing agreement with Holdings.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2018

12. **COMMITMENTS AND CONTINGENCIES**

Operating Leases – The Company leases its Batavia office under the terms of a lease agreement that expires on February 17, 2021. The lease agreement requires annual base rent of $15,000, payable in monthly installments, plus additional amounts for repairs and maintenance expenses, as defined.

Additionally, the Company leases its Brighton office facility under the terms of a lease agreement that expires on June 30, 2026 and requires annual base rentals ranging from $146,274 to $173,358, payable in monthly installments, over the term of the agreement. The agreement also requires additional payments for the Company's pro rata share of repairs and maintenance expenses and real estate taxes, as defined.

For the year ended December 31, 2018, rent expense under these agreements totaled $251,958. Total future minimum rental payments due under these agreements are as follows for the ensuing five years:

2019	$	203,022
2020		214,938
2021		203,566
2022		210,342
2023		219,654

Retirement Plan – The Company maintains a 401(k) profit sharing plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company's contributions to the plan are made at the discretion of the Board of Directors. The Company's contribution to the plan totaled $118,252 for the year ended December 31, 2018.

13. **OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

As discussed in Note 1, the Company executes transactions and introduces them to a clearing broker on a fully disclosed basis. The clearing broker processes transactions comprising approximately 80% of the Company's total revenue. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its clearing broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors the required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2018

13. **OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS** *(Continued)*

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

14. **SUBSEQUENT EVENT**

During January 2019, the Company executed two independent contractor agreements whereby the Company paid a total of $40,000 to the respective individuals as an initial bonus. Pursuant to the agreements, the amounts will serve as forgivable loans which will be forgiven in equal installments over a 48-month period.

Additionally, effective January 1, 2019, Company executed a retirement agreement with an individual which provided for a payment of $100,000 to be paid on that date and additional installments equal to 25% of the total revenue generated by the individual's accounts, paid quarterly, for a period of three years from his retirement date, as defined.

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